UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kirby Corporation
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

497266106
(CUSIP Number)

September 13, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Hushang Ansary
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,171,961
	6	Shared Voting Power 3,065,173
	7	Sole Dispositive Power 2,171,961
	8	Shared Dispositive Power 3,065,173
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,237,134
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.8%[1]
12	Type of Reporting Person (See Instructions) IN

1 The ownership percentages included in this Schedule 13G are based on 59,701,259 shares of Common Stock (the “Common Stock”) of Kirby Corporation outstanding, consisting of (i) 54,005,000 shares outstanding as of August 4, 2017, as reported in Kirby Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, plus (ii) 5,696,259 shares of Common Stock issued pursuant to the Purchase and Sale Agreement, dated as of June 13, 2017, between Stewart & Stevenson LLC (n/k/a Parman Enterprises LLC), as seller, and Kirby Corporation, as buyer, as amended (the “Purchase and Sale Agreement”).

2

1	Name of Reporting Person Parman International B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 2,262,883
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 2,262,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,883
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person (See Instructions) OO

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1	Name of Reporting Person Ennia Caribe Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 2,262,883
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 2,262,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,883
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person (See Instructions) OO

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1	Name of Reporting Person EC Investments International S.a.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 2,262,883
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 2,262,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,883
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person (See Instructions) OO

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1	Name of Reporting Person Parman Capital Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 802,290
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 802,290
9	Aggregate Amount Beneficially Owned by Each Reporting Person 802,290
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) OO

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1	Name of Reporting Person Parman Enterprises LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 802,290
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 802,290
9	Aggregate Amount Beneficially Owned by Each Reporting Person 802,290
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) OO

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Item 1 (a)	Name of Issuer Kirby Corporation (the “Issuer”)
Item 1 (b)	Address of Issuer's Principal Executive Offices: 55 Waugh Drive, Suite 1000 Houston, TX 77007
Item 2 (a)

Name of Person Filing:

(i) Hushang Ansary

(ii) Parman International B.V. (“Parman International”)

(iii) Ennia Caribe Holding N.V. (“Ennia Caribe Holding”)

(iv) EC Investments International S.a.r.l. (“EC Investments”)

(v) Parman Capital Group LLC (“Parman Capital”)

(vi) Parman Enterprises LLC (f/k/a Stewart & Stevenson LLC) (“Parman Enterprises”)

Item 2 (b)

Address of Principal Business Office:

(i) c/o Parman Enterprises LLC

1000 Louisiana, Suite 5900

Houston, TX 77002

(ii) J.B. Gorsiraweg 6

Willemstad, Curacao

(iii) J.B. Gorsiraweg 6

Willemstad, Curacao

(iv) J.B. Gorsiraweg 6

Willemstad, Curacao

(v) 1000 Louisiana, Suite 5900
Houston, TX 77002

(vi) 1000 Louisiana, Suite 5900

Houston, TX 77002

Item 2 (c)	Citizenship: (i) United States of America (ii) Curacao (iii) Curacao (iv) Luxembourg (v) United States of America (vi) United States of America
Item 2 (d)	Title of Class of Securities: Common Stock, $.10 par value per share
Item 2 (e)	CUSIP Number: 497266106
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

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Item 4

Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person.

EC Investments is a wholly owned subsidiary of Ennia Caribe Holding, which is in turn a wholly-owned subsidiary of Parman International, a private investment company in which Mr. Ansary owns a controlling equity interest. Mr. Ansary is Chairman of the Supervisory Board of Ennia Caribe Holding.

Parman Enterprises is controlled by Parman Capital, which is controlled by Mr. Ansary.

Mr. Ansary holds directly 2,171,961 shares of Common Stock. EC Investments holds directly 2,262,883 shares of Common Stock. Parman Enterprises holds 802,290 shares of Common Stock, which are currently being held by an indemnity escrow agent to satisfy any indemnity obligations of Parman Enterprises under the Purchase and Sale Agreement. None of Parman International, Ennia Caribe Holding or Parman Capital directly hold any shares of Common Stock. Mr. Ansary is, and Parman International and Ennia Caribe Holding may be, deemed to be the beneficial owners of the 2,262,883 shares of Common Stock held directly by EC Investments, through their indirect controlling interest in EC Investments. Mr. Ansary is, and Parman Capital may be, deemed to be the beneficial owners of the 802,290 shares of Common Stock held by Parman Enterprises, through their indirect controlling interest in Parman Enterprises.

Item 5	Ownership of 5 Percent or Less of a Class: Not applicable.
Item 6	Ownership of More than 5 Percent on Behalf of Another Person: See Item 4.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017	Hushang Ansary

	By	/s/ Hushang Ansary
	Name:	Hushang Ansary

Dated: September 25, 2017	Parman International B.V.

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman

Dated: September 25, 2017	Ennia Caribe Holding N.V.

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman of the Supervisory Board

Dated: September 25, 2017	EC Investments International S.a.r.l.

	By:	/s/ Joe Walsh
	Name:	Joe Walsh
	Title:	Authorized Representative

Dated: September 25, 2017	Parman Capital Group LLC

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman

Dated: September 25, 2017	Parman Enterprises LLC

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman

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